Exhibit 99.1

Missfresh Limited Reports Second Quarter 2021 Unaudited Financial Results

BEIJING, August 26, 2021 /GLOBE NEWSWIRE/ - Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), an innovator and leader in China’s neighborhood retail industry, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Operational and Financial Highlights

•	Total net revenues reached RMB1,894.5 million (US$293.4 million) for the second quarter of 2021, representing a 40.7% increase from RMB1,346.0 million for the second quarter of 2020.

•	Total GMV reached RMB2,313.7 million (US$358.3 million) for the second quarter of 2021, representing a 35.4% increase from RMB1,708.4 million for the second quarter of 2020.

•	Total number of orders fulfilled reached 23.8 million for the second quarter of 2021, representing a 32.2% increase from 18.0 million for the second quarter of 2020.

•	Average price per order was RMB96.1 (US$14.9) for the second quarter of 2021, representing a 2.6% increase from RMB93.7 for the second quarter of 2020.

Mr. Zheng Xu, Founder, Chairman and Chief Executive Officer of the Company, commented, “We are very pleased to report solid operational and financial results for the second quarter, highlighted by 40.7% year-on-year revenue growth. Our results demonstrate the robustness and effective execution of our strategy, further cementing our leadership position in the industry. Our unwavering dedication to the neighborhood retail market, extensive industry know-how and cutting-edge technology enable us to lead digital transformation across neighborhood retail market segments in China, meeting the evolving needs of consumers, as we pursue our mission to help every family enjoy quality grocery at their fingertips.”

“During the quarter, we continued our efforts to enhance our customers’ shopping experience. As we strive to strengthen our supply chain capabilities, we remain focused on enriching our product choices while maintaining the highest standards for our fresh produce offerings,” continued Mr. Xu. “The neighborhood retail industry in China, which encompasses multiple business models to accommodate diverse consumer needs for fresh produce and fast-moving consumer goods (“FMCG”) shopping, has tremendous potential. Its growth is accelerating rapidly due to the wave of industry-wide digital transformation.”

“Our unique business matrix consisting of on-demand DMW retail, intelligent fresh markets and retail cloud service, along with our core capabilities built on supply chain enhancement, technology-driven forces and value chain empowerment, present an excellent value proposition in the neighborhood retail market. We believe this winning combination will drive even stronger, higher quality and more sustainable growth for Missfresh in the long run.”

Ms. Catherine Chen, Co-Chief Financial Officer of the Company, said, “With our strategic focus on sustainable growth, we have been constantly building upon our brand to attract new customers and retain repeat users. Our recent listing on the NASDAQ further reinforces our brand name recognition and influence in the industry. In addition, supported by our comprehensive Retail Artificial Intelligence Network system (“RAIN”), we are able to meet the needs of our customers with ensured quality of product offered on our platform and speedy shopping experiences. This quarter’s success will enable us to explore more strategic partnerships. Going forward, we will remain committed to expanding our supply chain capacity, strengthening brand equity and enhancing technological capabilities to maintain and improve the superior user experience we deliver to our growing user base.”

Business Highlights and Recent Development

On-demand DMW (Distributed Mini-warehouse) Business

•

As of June 30, 2021, the Company had operated 625 DMWs in 16 cities in China and the total covering areas of DMW had reached 208,283 square meters, representing an 11.0% year-over-year increase compared with the second quarter of 2020. The average delivery time per order was further shortened to 37 minutes in the second quarter of 2021, from 39 minutes in the first quarter of 2021.

•	The Company further enriched SKUs offered to customers, such as live seafood and flowers, on the back of Missfresh’s strong sourcing and logistics capabilities.

Intelligent Fresh Market Business

•	As of June 30, 2021, Missfresh had entered into contracts to operate 58 intelligent fresh markets in 15 cities in China and had started operation of 34 intelligent fresh markets in 11 cities in China.

Retail Cloud Service Business

•	Missfresh and Tencent recently held a strategic cooperation press conference on Retail Cloud business collaboration.

Second Quarter 2021 Unaudited Financial Results

Total net revenues reached RMB1,894.5 million (US$293.4 million) for the second quarter of 2021, representing an increase of 40.7% year-over-year from RMB1,346.0 million in the same period of 2020 and an increase of 23.8% quarter-over-quarter.

Sales of products through online platforms increased by 41.2% to RMB1,854.1 million (US$287.2 million) for the second quarter of 2021, from RMB1,313.4 million in the same period of 2020, primarily driven by the increase in number of orders fulfilled as a result of increased transacting users in the reporting period.

Other revenues reached RMB40.4 million (US$6.3 million) for the second quarter of 2021, representing an increase of 23.6% from RMB32.7 million in the same period of 2020, primarily due to an increase in sales of products through convenience go business.

Cost of revenues increased by 65.5% to RMB1,752.6 million (US$271.4 million) for the second quarter of 2021, from RMB1,059.1 million in the same period of 2020.

Gross profit was RMB141.9 million (US$22.0 million) for the second quarter of 2021, representing a decrease of 50.6% from RMB286.9 million in the same period of 2020.

Gross margin was 7.5% for the second quarter of 2021, compared to gross margin of 21.3% for the second quarter of 2020. The decrease was primarily attributable to the increase in discounts, coupons and incentives offered to customers.

Operating expenses were RMB1,635.5 million (US$253.3 million) for the second quarter of 2021, compared to RMB623.7 million in the same period of 2020, with detailed breakdown as below.

Fulfillment expenses were RMB541.0 million (US$83.8 million) for the second quarter of 2021, compared to RMB342.2 million in the same period of 2020, primarily attributable to the increase in number of orders fulfilled and the increase in product delivery, warehouse operations, quality control and customer service staff for further enhancement of the Company’s fulfillment capabilities. Fulfillment expenses as a percentage of net revenues was 28.6% in the second quarter of 2021, compared with 28.8% in the first quarter of 2021 and 25.4% in the second quarter of 2020.

Sales and marketing expenses were RMB304.7 million (US$47.2 million) for the second quarter of 2021, compared to RMB139.2 million in the same period of 2020, primarily due to the increase in advertising and marketing promotion expenses as the Company increased investment in targeted advertisements in residential neighborhoods to acquire new customers and retain existing customers, as well as the increase in share-based compensation recognized upon the completion of Missfresh’s initial public offering (“IPO”) in June 2021.

General and administrative expenses were RMB396.0 million (US$61.3 million) for the second quarter of 2021, compared to RMB58.7 million in the same period of 2020. The increase was mainly due to the increase in share-based compensation recognized upon the completion of the IPO in June 2021, and the increase in the number of management staff for new business initiatives.

Technology and content expenses were RMB393.8 million (US$61.0 million) for the second quarter of 2021, compared to RMB83.6 million in the same period of 2020. The increase was mainly attributable to the increase in share-based compensation recognized upon the completion of the IPO in June 2021.

Loss from operations was RMB1,493.7 million (US$231.3 million) for the second quarter of 2021, compared with a loss of RMB336.8 million in the same period of 2020.

Net loss was RMB1,433.2 million (US$222.0 million) for the second quarter of 2021, compared with RMB339.8 million in the same period of 2020.

Non-GAAP adjusted net loss1 was RMB888.9 million (US$137.7 million) for the second quarter of 2021, compared to adjusted net loss of RMB325.4 million in the same period of 2020.

[1]	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and changes in fair value of options and embedded conversion feature.

Basic and diluted net loss per American depositary shares (“ADS”) were both RMB33.87 (US$5.25) for the second quarter of 2021, compared to basic and diluted net loss of RMB14.49 per ADS in the second quarter of 2020.

Non-GAAP basic and diluted net loss per ADS were both RMB18.84 (US$2.91) for the second quarter of 2021, compared to basic and diluted net loss of RMB10.08 per ADS in the second quarter of 2020.

Balance Sheets and Cash Flow

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3,427.3 million (US$530.8 million), compared with RMB1,041.5 million as of December 31, 2020. The increase was primarily due to net proceeds received from the Company’s IPO in June 2021.

In the second quarter of 2021, net cash used in operating activities was RMB698.0 million (US$108.1 million).

Appointment of Co-CFOs

The Company’s board of directors (the “Board”) has recently approved the appointment of Mr. Jun Wang and Ms. Xi (Catherine) Chen as co-chief financial officers of the Company.

Ms. Xi (Catherine) Chen joined the Company in January 2021 and has been the Company’s senior vice president. Prior to joining the Company, Ms. Chen served as chief financial officer of LIZHI INC. (Nasdaq: LIZI) from 2019 to 2020. Previously, Ms. Chen worked in Goldman Sachs Investment Banking Division from 2010 to 2019 and served as an executive director from 2016 to 2019. Before that, Ms. Chen worked in the London offices of the Investment Banking Division of Credit Suisse from 2009 to 2010. Ms. Chen received her bachelor’s degree and master’s degree from Tsinghua University.

Business Outlook

For the third quarter of 2021, the Company currently expects net revenues to be in the range of RMB2,020 million to RMB2,090 million, representing a year-over-year growth of approximately 40% to 45%, and gross margin to improve by 250 basis points to 350 basis points on a quarter-over-quarter basis.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on August 26, 2021 (9:00 AM Beijing/Hong Kong time on August 27, 2021). Details for the conference call are as follows:

Event Title:	Missfresh Limited Second Quarter 2021 Earnings Conference Call
Conference ID:	8895626
Registration Link	http://apac.directeventreg.com/registration/event/8895626

Please access the link provided above complete the Direct Event online registration by at least 15 minutes prior to the scheduled call start time. Upon registration, each participant will receive a set of participant dial-in numbers, Direct Event passcode, a unique Registrant ID, and further detailed instructions, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.missfresh.cn.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until September 2, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	8895626

About Missfresh Limited

Missfresh Limited is an innovator and leader in China’s neighborhood retail industry. The Company invented the Distributed Mini Warehouse (DMW) model to operate an integrated online-and-offline on-demand retail business focusing on offering fresh produce and fast-moving consumer goods (FMCGs). Through the “Missfresh” mobile application and Mini Program embedded in third-party social platforms, consumers can easily purchase quality groceries at their fingertips and have the finest products delivered to their doorstep in 37 minutes on average.

Leveraging its core capabilities, Missfresh launched an intelligent fresh market business in the second half of 2020. This innovative business model is dedicated to standardizing and transforming fresh markets into smart fresh malls. Missfresh has also built up a full stack of proprietary technologies that empower a wide range of participants in the neighborhood retail business, such as supermarkets, fresh markets and local retailers, to jumpstart and efficiently operate their business in a digital way.

For more information, please visit: http://ir.missfresh.cn.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP net loss per share and non-GAAP net loss per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP loss from operations as loss from operations excluding share-based compensation. The company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation, change in fair value of options and embedded conversion feature, accretion of convertible redeemable preferred shares to redemption value, and accretion of convertible redeemable non-controlling preferred shares to redemption value. Non-GAAP basic net loss per share is calculated by dividing non-GAAP net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net loss per share is calculated by dividing non-GAAP net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net loss per ADS is equal to non-GAAP net loss per share multiplied by three.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP loss from operations, non-GAAP net loss, and non-GAAP net loss attributable to ordinary shareholders reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward- looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

MISSFRESH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31,	June 30,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	866,113	3,095,836	479,484
Restricted cash	56,269	233,492	36,163
Short-term investments	119,126	98,000	15,178
Accounts receivable, net	41,403	42,410	6,568
Inventories, net	173,688	190,639	29,526
Prepayments and other current assets	192,824	241,920	37,469

Total current assets	1,449,423	3,902,297	604,388

Non-current assets
Long-term investments	48,472	62,776	9,723
Operating lease right-of-use assets, net	469,644	688,416	106,622
Property and equipment, net	143,864	194,997	30,201
Intangible assets, net	7,208	6,529	1,011
Other non-current assets	44,151	45,430	7,036

Total non-current assets	713,339	998,148	154,593

Total assets	2,162,762	4,900,445	758,981

LIABILITIES
Current liabilities
Short-term borrowings and convertible note	1,078,878	991,602	153,580
Accounts payable	1,088,431	1,353,672	209,657
Deferred revenue	119,214	120,558	18,672
Accrued expenses and other current liabilities	347,468	363,295	56,267
Operating lease liabilities, current	252,740	322,444	49,940
Options and embedded conversion feature	11,117	—	—

Total current liabilities	2,897,848	3,151,571	488,116

Non-current liabilities
Operating lease liabilities, non-current	171,433	305,273	47,281

Total non-current liabilities	171,433	305,273	47,281

Total liabilities	3,069,281	3,456,844	535,397

Mezzanine equity	8,529,146	—	—
SHAREHOLDERS’ DEFICIT
Class A Ordinary shares (US $0.0001 par value; 75,555,520 and 200,000,000 shares authorized as of December 31, 2020 and June 30, 2021; 75,555,520 and 86,383,174 shares issued and outstanding as of December 31, 2020 and June 30, 2021)	52	59	9
Class B Ordinary shares (US$ 0.0001 par value, 476,660,736 and 4,700,000,000 shares authorized as of December 31, 2020 and June 30, 2021; 9,527,219 and 619,971,303 shares issued and outstanding as of December 31, 2020 and June 30, 2021)	6	385	60
Additional paid-in capital	—	13,218,281	2,047,251
Accumulated deficit	(9,387,528)	(11,727,146)	(1,816,304)
Accumulated other comprehensive loss	(48,195)	(52,934)	(8,198)

Total Missfresh Limited Shareholders’ (deficit)/equity	(9,435,665)	1,438,645	222,818

Non-controlling interest	—	4,956	766

Total Shareholders’ (deficit)/equity	(9,435,665)	1,443,601	223,584

Total Liabilities, Mezzanine equity and Shareholders’ (deficit)/equity	2,162,762	4,900,445	758,981

MISSFRESH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended			For the six months ended
	June 30,	June 30,		June 30,	June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Sales of products through online platforms	1,313,386	1,854,120	287,167	2,981,681	3,346,900	518,369
Other revenues	32,662	40,360	6,251	54,182	77,807	12,051

Total net revenues	1,346,048	1,894,480	293,418	3,035,863	3,424,707	530,420

Cost of revenues	(1,059,125)	(1,752,626)	(271,447)	(2,238,132)	(3,093,875)	(479,180)
Fulfillment expenses(1)	(342,202)	(540,990)	(83,789)	(757,377)	(981,214)	(151,971)
Sales and marketing expenses(1)	(139,150)	(304,700)	(47,192)	(237,806)	(472,315)	(73,152)
General and administrative expenses(1)	(58,736)	(396,012)	(61,334)	(140,569)	(482,865)	(74,786)
Technology and content(1)	(83,586)	(393,829)	(60,996)	(185,747)	(488,623)	(75,678)

Total cost and operating expenses	(1,682,799)	(3,388,157)	(524,758)	(3,559,631)	(5,518,892)	(854,767)

Loss from operations	(336,751)	(1,493,677)	(231,340)	(523,768)	(2,094,185)	(324,347)
Other income/(expense), net	121	6,193	959	(5,474)	3,421	530
Change in fair value of options and embedded conversion feature	—	69,094	10,701	—	79,386	12,295
Interest expense, net	(2,993)	(14,649)	(2,269)	(4,851)	(31,807)	(4,926)
Share of results of equity investees	(194)	(195)	(30)	(389)	(396)	(61)

Loss before income tax expenses	(339,817)	(1,433,234)	(221,979)	(534,482)	(2,043,581)	(316,509)
Income tax expenses	—	(15)	(2)	—	(17)	(3)

Net loss	(339,817)	(1,433,249)	(221,981)	(534,482)	(2,043,598)	(316,512)
Net loss attributable to non-controlling interests shareholders	—	(390)	(60)	—	(457)	(71)

Net loss attributable to Missfresh Limited	(339,817)	(1,433,639)	(222,041)	(534,482)	(2,044,055)	(316,583)
Accretion of convertible redeemable preferred shares to redemption value	(126,094)	(162,467)	(25,163)	(247,402)	(313,680)	(48,583)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(1,742)	(1,724)	(267)	(1,742)	(4,296)	(665)

Net loss attributable to ordinary shareholders of Missfresh Limited	(467,653)	(1,597,830)	(247,471)	(783,626)	(2,362,031)	(365,831)

Shares used in calculating loss per share:
Weighted average number of ordinary shares:
Basic and diluted	96,894,953	141,586,134	141,586,134	96,594,435	124,884,733	124,884,733
Net loss per share attributable to ordinary shareholders of Missfresh Limited
Net loss per share-Basic and diluted	(4.83)	(11.29)	(1.75)	(8.11)	(18.91)	(2.93)
Net loss per ADS[2] attributable to ordinary shareholders of Missfresh Limited
Net loss per ADS-Basic and diluted	(14.49)	(33.87)	(5.25)	(24.33)	(56.73)	(8.79)

	For the three months ended			For the six months ended
	June 30,	June 30,		June 30,	June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses included are as follows
Fulfillment expenses	—	7,010	1,086	—	7,010	1,086
Sales and marketing expenses	—	46,500	7,202	—	46,500	7,202
Technology and content	10,966	295,015	45,692	24,189	303,898	47,068
General and administrative expenses	3,425	264,913	41,030	9,110	267,973	41,504

Total	14,391	613,438	95,010	33,299	625,381	96,860

[2]	Each ADS represents three Class B ordinary shares.

MISSFRESH LIMITED

UNAUDITED RECONCILATION of GAAP and NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended			For the six months ended
	June 30,	June 30,		June 30,	June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(336,751)	(1,493,677)	(231,340)	(523,768)	(2,094,185)	(324,347)
Add: Share-based compensation expenses	14,391	613,438	95,010	33,299	625,381	96,860

Non-GAAP Loss from operations	(322,360)	(880,239)	(136,330)	(490,469)	(1,468,804)	(227,487)

Net Loss	(339,817)	(1,433,249)	(221,981)	(534,482)	(2,043,598)	(316,512)
Add: Share-based compensation expenses	14,391	613,438	95,010	33,299	625,381	96,860
Less: Change in fair value of options and embedded conversion feature	—	(69,094)	(10,701)	—	(79,386)	(12,295)

Non-GAAP net loss	(325,426)	(888,905)	(137,672)	(501,183)	(1,497,603)	(231,947)

Net loss attributable to ordinary shareholders of Missfresh Limited	(467,653)	(1,597,830)	(247,471)	(783,626)	(2,362,031)	(365,831)
Add: Share-based compensation expenses	14,391	613,438	95,010	33,299	625,381	96,860
Less: Change in fair value of options and embedded conversion feature	—	(69,094)	(10,701)	—	(79,386)	(12,295)
Add: Accretion of convertible redeemable preferred shares to redemption value	126,094	162,467	25,163	247,402	313,680	48,583
Add: Accretion of convertible redeemable non-controlling preferred shares to redemption value	1,742	1,724	267	1,742	4,296	665

Non-GAAP net loss attributable to ordinary shareholders of Missfresh Limited	(325,426)	(889,295)	(137,732)	(501,183)	(1,498,060)	(232,018)

Shares used in calculating loss per share:
Weighted average number of ordinary shares:
Basic and diluted	96,894,953	141,586,134	141,586,134	96,594,435	124,884,733	124,884,733
Non-GAAP net loss per share attributable to ordinary shareholders of Missfresh Limited
Non-GAAP net loss per share-Basic and diluted	(3.36)	(6.28)	(0.97)	(5.19)	(12.00)	(1.86)
Non-GAAP net loss per ADS attributable to ordinary shareholders of Missfresh Limited
Non-GAAP net loss per ADS-Basic and diluted	(10.08)	(18.84)	(2.91)	(15.57)	(36.00)	(5.58)

MISSFRESH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended			For the six months ended
	June 30,	June 30,		June 30,	June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net Cash used in Operating Activities	(518,993)	(698,021)	(108,110)	(745,622)	(1,287,568)	(199,419)
Net Cash provided by/ (used in) Investing Activities	78,358	(79,587)	(12,326)	(48,946)	(67,237)	(10,414)
Net Cash provided by Financing Activities	969,733	2,179,187	337,513	1,480,683	3,768,944	583,735
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(697)	(32,971)	(5,107)	5,557	(7,193)	(1,114)

Net increase in cash, cash equivalents and restricted cash	528,401	1,368,608	211,970	691,672	2,406,946	372,788

Cash, cash equivalents and restricted cash at beginning of the period	724,369	1,960,720	303,677	561,098	922,382	142,859
Cash, cash equivalents and restricted cash at end of the period	1,252,770	3,329,328	515,647	1,252,770	3,329,328	515,647